Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share amounts)

	Year ended December 31,
	2008	2007	2006
Basic
Net income attributable to common shareholders	$23,473	$14,536	$14,941

Shares:
Average common shares outstanding	8,242	8,115	9,169

Basic earnings per common share	$2.85	$1.79	$1.63

Assuming full dilution
Net income attributable to common shareholders	$23,473	$14,536	$14,941

Shares:
Average common shares outstanding	8,242	8,115	9,169
Potentially dilutive common shares outstanding	518	627	437
Diluted average common shares outstanding	8,760	8,742	9,606

Diluted earnings per common share	$2.68	$1.66	$1.56

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2008 excluded from the denominator 111,000 options, for 2007 excluded from the denominator 161,000 options and 66,000 restricted stock awards and for 2006 excluded from the denominator 636,000 options, granted to employees and directors because their effect would have been anti-dilutive.